UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FaZe Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31423J 102

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON HC, CO

(1)	On March 7, 2024, GameSquare Holdings, Inc., a Delaware corporation (“GameSquare”), consummated the previously announced merger of FaZe Holdings Inc., a Delaware corporation (“FaZe” or the “Issuer”), by and among GameSquare, FaZe and a wholly owned subsidiary of GameSquare. At the effective time of the Merger, each outstanding share of FaZe Common Stock was converted into the right to receive 0.13091 of a fully paid non-assessable share of common stock of GameSquare. As a result, the previously reported shares and warrants of Common Stock of the Issuer owned by the Reporting Persons were converted and the Reporting Persons no longer beneficially own any shares or warrants of the Issuer.

1	NAME OF REPORTING PERSONS B. Riley Principal 150 Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

(1)	On March 7, 2024, GameSquare Holdings, Inc., a Delaware corporation (“GameSquare”), consummated the previously announced merger of FaZe Holdings Inc., a Delaware corporation (“FaZe” or the “Issuer”), by and among GameSquare, FaZe and a wholly owned subsidiary of GameSquare. At the effective time of the Merger, each outstanding share of FaZe Common Stock was converted into the right to receive 0.13091 of a fully paid non-assessable share of common stock of GameSquare. As a result, the previously reported shares and warrants of Common Stock of the Issuer owned by the Reporting Persons were converted and the Reporting Persons no longer beneficially own any shares or warrants of the Issuer.

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

(1)	On March 7, 2024, GameSquare Holdings, Inc., a Delaware corporation (“GameSquare”), consummated the previously announced merger of FaZe Holdings Inc., a Delaware corporation (“FaZe” or the “Issuer”), by and among GameSquare, FaZe and a wholly owned subsidiary of GameSquare. At the effective time of the Merger, each outstanding share of FaZe Common Stock was converted into the right to receive 0.13091 of a fully paid non-assessable share of common stock of GameSquare. As a result, the previously reported shares and warrants of Common Stock of the Issuer owned by the Reporting Persons were converted and the Reporting Persons no longer beneficially own any shares or warrants of the Issuer.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 5, 2021 (the “Schedule 13D”) with the Securities and Exchange Commission as so amended by Amendment No. 1 filed on July 29, 2022, and Amendment No. 2 filed on December 14, 2022, relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of FaZe Holdings Inc. (“FAZE”), a Delaware corporation (the “Issuer”), by B. Riley Financial, Inc. (“BRF”), a Delaware corporation, B. Riley Principal Investments, LLC (“BRPI”), a Delaware limited liability company, B. Riley Principal 150 Sponsor Co., LLC (“Sponsor”), a Delaware limited liability company, and Bryant R. Riley (“Bryant R. Riley”, and together with BRF, BRPI, and Sponsor, the “Reporting Persons”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 3.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D are hereby amended to add the following:

As reported in GameSquare’s Form 8-K filed with the SEC on March 13, 2024, GameSquare Holdings, Inc. (“GameSquare”) consummated the previously announced merger (the “Closing”) of FaZe Holdings Inc. (“FaZe”) on March 7, 2024 (the “Closing Date”), pursuant to that certain Agreement and Plan of Merger, dated October 19, 2023 (as amended, the “Merger Agreement”), by and among GameSquare, FaZe and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of GameSquare (“Merger Sub”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated December 19, 2023, by and among GameSquare, FaZe and Merger Sub (the “Amendment to Merger Agreement”). The consummation of the Merger involved (i) prior to the Closing, the continuance of GameSquare from the laws of the Province of British Columbia to the laws of the State of Delaware so as to become a Delaware corporation (the “Domestication”) and (ii) the merger of Merger Sub with and into FaZe, with FaZe continuing as the surviving corporation and wholly-owned subsidiary of GameSquare (the “Merger”), as well as the other transactions contemplated in the Merger Agreement.

At the effective time of the Merger (the “Effective Time”): (i) each outstanding share of FaZe common stock, par value $0.0001 per share (the “FaZe Common Stock”) issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.13091 (the “Exchange Ratio”) of a fully paid non-assessable share of common stock, par value $0.0001 per share, of GameSquare (the “GAME Common Stock”) and, if applicable, cash in lieu of fraction shares of FaZe Common Stock, subject to applicable withholding, (ii) each share of common stock, par value $0.001 per share, of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of FaZe Common Stock.

Also at the Effective Time, all outstanding warrants to purchase shares of FaZe Common Stock were assumed by GameSquare and converted into warrants to purchase shares of GAME Common Stock on substantially the same terms, except that the assumed warrants cover a number of shares of GAME Common Stock, and have an exercise price, determined using the Exchange Ratio.

On March 8, 2024, Form 25 notification was filed by national security exchange to report the removal from listing and registration of matured, redeemed or retired securities of the Issuer.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) (b) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference.

As of the Closing Date of the Merger, the Reporting persons no longer beneficially own more than five percent of the Common Stock of the Issuer.

Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2024

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY PRINCIPAL 150 SPONSOR CO., LLC

By: B. RILEY PRINCIPAL INVESTMENTS, LLC, its Managing Member

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt[1] Director	Senior Member of the Legal team at Creative Artists Agency, a leading global entertainment and sports agency	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	Per the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2024, Tammy Brandt directly owned 954,272 shares of FaZe Common Stock made up of 63,598 earn-out shares and 890,674 shares over which Ms. Brandt has the right to acquire voting and investment power upon the exercise of stock options within 60 days after the Record Date.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
3/7/2024	Conversion to GAME Common Stock	(11,028,151)	$-	B. Riley Principal Investments, LLC
3/7/2024	Conversion to GAME Warrants	(156,001)	$-	B. Riley Principal Investments, LLC
3/7/2024	Conversion to GAME Common Stock	(200,000)	$-	Bryant R. Riley